



SECURITIES AND EXCHANGE COMMISSION
12062305

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48942

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6/1/11 (MM/DD/YY) AND ENDING 5/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Paychex Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1175 John Street
(No. and Street)

West Henrietta (City) NY (State) 14586 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul F. Davidson, President 585-387-6535
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul F. Davidson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Paychex Securities Corporation, as of May 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ROBIN REININGER
NOTARY PUBLIC, STATE OF NEW YORK
REGISTRATION #01RE6005721
QUALIFIED IN ONTARIO COUNTY
MY COMMISSION EXPIRES APRIL 20, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Statement of Financial Condition

Paychex Securities Corporation
Year Ended May 31, 2012
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

Statement of Financial Condition

Paychex Securities Corporation
Year Ended May 31, 2012
With Report of Independent Registered Public
Accounting Firm

Paychex Securities Corporation

Statement of Financial Condition

Year Ended May 31, 2012

Contents



Ernst & Young

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530
Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Paychex Securities Corporation

We have audited the accompanying statement of financial condition of Paychex Securities Corporation (the Company) as of May 31, 2012. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Paychex Securities Corporation at May 31, 2012 in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

July 26, 2012

Paychex Securities Corporation

Statement of Financial Condition

(In Thousands, Except Share Amounts)

May 31, 2012

Assets		
Cash	$	26,547
Service fee receivable		5,903
Total assets	$	32,450
Liabilities and stockholder's equity		
Accrued income taxes payable to Parent	$	11,863
Stockholder's equity		
Common stock, no par value – authorized 200 shares; 10 shares issued and outstanding at May 31, 2012		–
Additional paid-in capital		120
Retained earnings		20,467
Total stockholder's equity		20,587
Total liabilities and stockholder's equity	$	32,450

See accompanying notes.

Paychex Securities Corporation

Notes to Statement of Financial Condition

May 31, 2012

Note A. Description of Business and Significant Accounting Policies

Paychex Securities Corporation (the Company) is a wholly owned subsidiary of Paychex, Inc. (the Parent). The Company was incorporated in the state of New York on July 17, 1995. The Company has been approved by the Securities and Exchange Commission (SEC) to transact business as a broker/dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 in conjunction with the 401(k) plan administration activities of the Parent. The Company is a member of the Financial Industry Regulatory Authority (FINRA).

The Company processes transactions with investment partners for the sole benefit of the Parent and calculates a dividend to be paid to the Parent on quarterly basis. Subsequent to May 31, 2012, the Company declared a $6,259,000 dividend to its Parent.

Basis of Presentation

The Statement of Financial Condition has been prepared in accordance with United States (U.S.) generally accepted accounting principles (GAAP). The Company has evaluated subsequent events for potential recognition and/or disclosure through the date of issuance of this Statement of Financial Condition.

Concentration and Credit Risk

Financial instruments that potentially subject the Company to credit risk consist principally of cash and service fee receivable. All of the Company's deposited cash is maintained at a large, creditworthy financial institution. The deposits exceed the amount of any insurance provided. Management regularly reviews the cash balance and believes that there is limited risk of loss in the foreseeable future. The service fee receivable consists of amounts due from several creditworthy investment partners with a past history of collectibility.

The Company currently transacts business with several different investment partners. Four of these entities each individually account for over 10% of revenue in the current period. This risk is mitigated as management believes that numerous other entities exist that could assume the level of business required should one of these investment partners no longer transact with the Company.

Note A. Description of Business and Significant Accounting Policies (continued)

Fair Value

The carrying value recorded in the Statement of Financial Condition for cash and service fee receivable approximates fair value because of the relatively short maturities or payment terms of these instruments.

Revenue Recognition

Service fee revenue includes those amounts billed to investment partners for administrative services provided and is recognized in the period in which services are rendered. Investment revenue is recognized when earned. There is no commission income recorded on these transactions.

Income Taxes

The Company files a consolidated federal return with its Parent and a combined return for state purposes. The Company's allocated share of tax expense of the consolidated group is determined based on the Company's proportionate share of taxable income.

The Company's policy is to recognize interest and penalties accrued on tax positions as a component of income tax expense. The Company has concluded all U.S. federal income tax matters through the Parent's fiscal year ended May 31, 2009, with the fiscal years ended May 31, 2010 through 2012 still subject to audit. With limited exceptions, state income tax audits by taxing authorities are closed through the Parent's fiscal year ended May 31, 2007, primarily due to expiration of the statute of limitations. The Company had no unrecognized tax benefits existing as of May 31, 2012.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments, and assumptions that affect reported amounts of assets, liabilities, revenues, and expenses during the reporting period. Actual amounts and results could differ from these estimates.

Note A. Description of Business and Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements

Recent accounting pronouncements issued by the Financial Accounting Standards Board (FASB) (including its Emerging Issues Task Force), the American Institute of Certified Public Accountants, and the SEC did not, or are not, expected to have a material effect on the Company's results of operations or financial position.

Note B. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c 3-1). This rule requires that the Company maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, as defined, or $250,000, whichever is greater. At May 31, 2012, the Company had net capital of $14,684,000, which was $13,893,000 in excess of its required capital.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

Note C. Related-Party Transactions

The Company has an expense-sharing agreement with the Parent whereby all expenses of the Company, except income tax expense, are incurred by the Parent on the Company's behalf. The Parent does not intend to reapportion any of these expenses back to the Company. As a result, these expenses are not reflected in the Company's financial statements for fiscal 2012. Under this expense-sharing agreement, for fiscal 2012, the management fee expenses included various expenses related to payroll, payroll taxes, fringe benefits, facilities, fidelity bond insurance, and other operating and administrative expenses, that were incurred by the Parent on the Company's behalf.

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young
Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 130,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve potential.

www.ey.com

